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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: December 22, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Collective Agreements at Allstream Ratified by Canadian Auto
Workers and United Steelworkers

TORONTO, ON (December 19, 2003) — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced the ratification of its collective agreements by both the Canadian Auto Workers (CAW) Local 2000 and United Steelworkers (USWA) TC Local 1976.

Both agreements are for a term of three years, expiring on December 31, 2006 and will raise wages for Allstream bargaining unit members by 2.5 per cent starting January 1, 2004, followed by an increase of 2.5 per cent on January 1, 2005 and 2.75 per cent on January 1, 2006. In addition to the wage increases, the agreements will also improve employee benefits, pension, vacation entitlement and added health and safety provisions.

The CAW agreement was ratified on December 15, 2003 by the 750 Allstream bargaining unit members located in various cities across Canada.

The USWA agreement was ratified on December 12, 2003 by the 30 Allstream bargaining unit members also located in cities across the country.

"We are very pleased to have both of these agreements ratified and believe they are in the best interest of our employees, customers and shareholders," said John MacDonald, President and Chief Operating Officer, Allstream. "Allstream has always had a strong relationship with the unions representing our employees and the terms of the new agreements provide opportunities for employees and the Company to grow together. We look forward to continuing to work together as we move forward."

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B and the NASDAQ National Market system under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Allstream Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media:
May Chong, Allstream
416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
Collective Agreements at Allstream Ratified by Canadian Auto Workers and United Steelworkers